NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ("NYSE" or the "Exchange") hereby notifies the Securities and Exchange Commission (the "Commission") of its intention to remove the entire class of American Depositary Shares, each representing 5 Ordinary Shares (the "American Depositary Shares") of China Mobile Limited from listing and registration on the Exchange on May 18, 2021, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the American Depositary Shares are no longer suitable for continued listing and trading on the NYSE. The Exchange reached its decision pursuant to Section 802.01D of the Listed Company Manual (the "Manual") in light of Executive Order 13959 (the "Order") which was issued on November 12, 2020. The Order prohibited, beginning 9:30 a.m. Eastern Standard Time on January 11, 2021, any transaction in publicly traded securities, or any securities that are derivative of, or are designed to provide investment exposure to such securities, of any Communist Chinese military company, by any United States person. Additionally, on January 5, 2021, the Department of Treasury's Office of Foreign Assets Control ("OFAC") provided the following specific guidance to the Exchange: "[P]ursuant to section 1(a)(i) of E.O. 13959, U.S. persons cannot engage in certain transactions (as specified in the E.O.) in the ADRs of China Telecom Corporation Limited (NYSE: CHA), China Mobile Limited (NYSE: CHL), and China Unicom (Hong Kong) Limited (NYSE: CHU) after 9:30 a.m. eastern time on January 11, 2021." Following the issuance of the Order and pronouncement by OFAC, the National Securities Clearing Corporation ("NSCC"), the entity that performs the clearing function for transactions on NYSE, announced that as of January 11, 2021 it would not provide clearing services ("trade capture") for the Company. Without the clearing services performed by NSCC, trading cannot occur on NYSE. Pursuant to these announcements, the Exchange determined that the American Depositary Shares of the Company should be suspended from trading as of January 11, 2021, and advised the Company that it had also determined to commence proceedings to delist pursuant to Section 802.01D of the New York Stock Exchange Listed Company Manual (the "Manual") as the Company was "no longer suitable for listing." A press release regarding the suspension and delisting was issued and posted on the Exchange's website on January 6, 2021. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the "Committee") the determination to delist the American Depositary Shares, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. On January 20, 2021, the Company requested a review of the determination by the Committee. On May 6, 2021, the Committee affirmed the determination of the Exchange to delist the American Depository Shares of the Company. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.